Registration No. 333_______________

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EMISPHERE TECHNOLOGIES, INC.
 (Exact name of Registrant as specified in its charter)

DELAWARE	2834	13-3306985
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

765 Old Saw Mill River Road, Tarrytown, New York  10591
(914) 347-2220

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

MICHAEL M. GOLDBERG, M.D.
Chairman of the Board and Chief Executive Officer
Emisphere Technologies, Inc.
765 Old Saw Mill River Road, Tarrytown, New York  10591
(914) 347-2220

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of Communications to :
Robert A. Cantone, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York  10036-8299
(212) 969-3000

          Approximate date of commencement of proposed sale to the public:  From time to time or at one time after the effective date of this Registration Statement as determined by the Registrant.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest or interest investment plans, please check the following box. ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $.01 per share	5,000,000	$3.74	$18,700,000	$2,369

     (1)           In accordance with Rule 457(c), the aggregate offering price of our stock is estimated solely for calculating the registration fees due for this filing.  For the initial filing of this Registration Statement, this estimate was based on the average of the high and low sales price of our stock reported by the Nasdaq National Market on July 2, 2004, which was $3.74 per share.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SHARES OF COMMON STOCK UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SHARES OF COMMON STOCK AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SHARES OF COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated July 8, 2004

Prospectus

5,000,000 shares

Common Stock

          Emisphere Technologies, Inc. may offer the shares of common stock, $.01 par value per share (“Common Stock”) from time to time in one or more offerings.  The specific terms and number of shares of Common Stock so offered will be fully described in supplements to this prospectus. Please read any prospectus supplements and this prospectus carefully before you invest. This prospectus may not be used to sell shares of Common Stock unless accompanied by a prospectus supplement.

          Our Common Stock is traded on the Nasdaq National Market under the symbol “EMIS.”  On July 7, 2004, the last reported sale price for our Common Stock on the Nasdaq National Market was $3.53 per share.

          Investing in our Common Stock involves significant risks. See  “Risk Factors” beginning on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares of Common Stock may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers.  See “Plan of Distribution.”  If any underwriters are involved in the sale of any shares of Common Stock in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.  The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement.

_______________, 2004

ABOUT THIS PROSPECTUS

          This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process.  Under this shelf process, we may, over the next two years, offer Common Stock described in this prospectus in one or more offerings up to a total amount of 5,000,000 shares.  Each time we use this prospectus to offer shares of Common Stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

          In this prospectus, “Emisphere,” “we,” “us” and “our” refer to Emisphere Technologies, Inc.

v

PROSPECTUS SUMMARY

          You should read the following summary together with the more detailed information, including the consolidated financial statements and the notes to the consolidated financial statements and other information, included, or incorporated by reference, in this prospectus.

OUR COMPANY

Overview

          Emisphere Technologies, Inc. is a biopharmaceutical company developing high value products using its proprietary eligen® drug delivery technology.  We apply this technology to orally administer therapeutic macromolecules that are not currently available in oral form.  We believe that our drug delivery technology may lead to greater patient convenience and compliance, and in some cases, improved therapies.  As of March 31, 2004, we have 77 patents filed and 57 applications pending in the United States, and strategic international protection.

          We have product candidates in development across a broad range of therapeutic areas, including cardiovascular disease, diabetes, osteoporosis, growth disorders, asthma and allergies, obesity and infectious diseases. Also, we have partnerships with world-leading pharmaceutical companies.

Oral Drug Delivery

          The pharmaceutical industry has been working for many years to overcome the challenge of delivering therapeutic macromolecules orally, with limited success. According to leading reference materials for physicians, oral ingestion is regarded as the safest and most convenient method of drug administration. Published studies indicate that patient acceptance and adherence to a dosing regimen is typically higher among orally delivered medicines, compared to other alternatives.

          Therapeutic macromolecules are comprised of proteins and other large molecules that, if ingested, would degrade in the stomach or intestine before they are absorbed into the bloodstream. Therefore, they are administered by injection or by intravenous means (collectively referred to as “parenteral administration” or “parenterally”). Parenteral administration is believed to be less desirable than oral administration for many reasons, including patient discomfort, inconvenience and risk of infection. In addition, parenteral therapies often include the cost of administration by a healthcare professional, since they typically require administration in hospitals or doctors’ offices. Poor patient acceptance of, and compliance with parenteral therapies, can lead to increased incidences of medical complications.

          Our business strategy is based upon our belief that the development of an efficient and safe oral delivery system for therapeutic macromolecules that are currently administered parenterally represents a significant commercial opportunity.  We believe that, given the choice, patients reluctant to commence or comply with parenteral therapies would embrace an oral alternative, thus spurring market expansion for therapeutic macromolecules.

Our Technology

          Our oral delivery technology, the eligen® technology, is based upon proprietary, synthetic chemical compounds, that we refer to as EMISPHERE® delivery agents (or “carriers”), which facilitate the transport of therapeutic macromolecules across biological membranes, such as the membranes of the small intestine. We believe that the eligen® technology uses a natural transport process in the body to accomplish this objective. Our hypothesis is that EMISPHERE® delivery agents change the shape of the macromolecule without changing its chemical composition, and that the changed shape allows the macromolecule to cross the membrane. Once the therapeutic macromolecule crosses the membrane, the EMISPHERE® delivery agent separates from the macromolecule, which then reestablishes its natural shape, allowing it to remain therapeutically active. Using this technology, we have orally delivered heparin, low molecular weight heparin, insulin, PTH 1-34, rhGH, salmon calcitonin and cromolyn in humans and over 40 other compounds in laboratory animals.

Competitive Advantages

          We believe that the eligen® technology has competitive advantages, including:

•	EMISPHERE® delivery agents are applicable across a diverse group of molecules such as proteins, carbohydrates, peptides and other compounds;
•	Oral drug delivery using the eligen® technology does not rely upon the addition of other agents that can have adverse effects on the intestinal membranes or digestion;
•

EMISPHERE® delivery agents are adaptable to various types of oral formulations, including solutions, suspensions, tablets and capsules; and the technology may be compatible with controlled release dosage forms; and

•	We believe that the technology and manufacturing equipment required to produce EMISPHERE® delivery agent material in commercial quantities is readily available.

          We have research and development collaborations and licensing agreements with corporate partners to provide development and commercialization services relating to certain of our products under development.  Under these agreements, we have granted licenses or the rights to obtain licenses to our oral drug delivery technology.  In return, we are entitled to reimbursement for research and development costs that we incur, payments upon the achievement of milestones, and royalties on the sales of successfully commercialized products.

Lead Product Candidates

Oral Heparin

          Heparin is an anti-coagulant/anti-thrombotic used to prevent blood clots (deep vein thrombosis or “DVT”) following major surgical procedures lasting longer than 30 minutes.  According to published sources, in the United States more than 3 million such surgical procedures are performed each year and more than 250,000 cases of DVT are reported. Recent studies support longer term use of heparin for prophylaxis to cover the high-risk periods for forming blood clots following major surgery.  Worldwide heparin sales, including the low molecular weight heparins (“LMWHs”), are estimated to be over $3 billion, with a projected 15% annual growth rate. We believe that our solid oral heparin and LMWH candidates could substantially penetrate and expand existing markets. We also anticipate that large new markets for the heparins will be created based on studies indicating that unfractionated heparin (“UFH”) may have utility for indications other than anti-coagulation and anti-thrombosis.

          On the basis of our extensive clinical testing with a liquid form of oral UFH, we believe we are well positioned to rapidly bring forward a new solid formulation into late-stage clinical trials.  In the first quarter of 2004, we selected tablet and capsule prototypes for production and clinical testing in the United States. In June 2004, we completed clinical trial to evaluate these tablet and capsule dosage forms. We anticipate receiving the audited results of this trial later this year.

Oral Insulin

          Injectable insulin is widely used in the treatment of Type 1 and Type 2 diabetic patients. Estimated worldwide sales of insulin exceeded $4 billion in 2002 and are projected to grow to over $7 billion in 2006. Approximately 40% of all Type 2 diabetics use insulin to control the disease, accounting for approximately 50% of total insulin use. Although many more Type 2 diabetics could benefit from insulin therapy, use of the drug has been limited because it is administered by injection. We believe that a successful oral insulin therapy would facilitate compliance for diabetic patients who are not diligent with their prescribed injection regimens, and enable those patients adverse to injections to adopt insulin therapy at an earlier stage of the disease.

          Because we believe that an oral form of insulin, if approved, would gain significant market share, we have focused significant resources on its development.  Most recently, we have developed a tablet dosage form of insulin for oral administration that was tested in a 13- patient clinical trial completed in January 2004.  Data from this trial indicated that repeated administration of our oral insulin was not associated with clinically relevant hypoglycemic events, an adverse complication that is often associated with injected insulin and other anti-diabetic treatments. The study also indicated that our oral insulin had a positive impact on a number of clinically relevant diabetic endpoints.  We presented an analyzed data set from this trial at the Annual Meeting of the American Diabetes Association in June 2004.

Oral Salmon Calcitonin

          We are collaborating with Novartis AG (“Novartis”) to develop oral salmon calcitonin (“sCT”), a peptide used to treat osteoporosis.  sCT is currently available as an injection or nasal spray.  In February 2003, we announced favorable results of a Phase IIa study conducted by Novartis evaluating the performance of an oral tablet form of sCT in post-menopausal women. Novartis has indicated to us that it intends to commence Phase IIb studies in the latter part of 2004.

Oral PTH 1-34

          We have formed an alliance with Eli Lilly and Company (“Lilly”) for the development of an oral recombinant parathyroid hormone (“PTH 1-34”) that stimulates new bone formation and is used for the treatment of osteoporosis. It is currently marketed by Lilly as an injectable drug.  The Emisphere/Lilly oral PTH 1-34 program is in Phase I testing and Lilly is responsible for current and future trial management and funding.

Other Collaborations and Feasibility Programs

          In addition to the lead product candidates described above, we have product candidates utilizing charged molecules as well as macromolecules in various stages of development, either alone or with partners, which have the potential to address large underserved patient populations.

RISK FACTORS

          You should carefully consider the following risk factors, as well as the other information contained in this prospectus or any supplemental prospectus hereto or incorporated by reference in this prospectus, before purchasing any of our Common Stock.

          We are highly dependent on the clinical success of our oral heparin and insulin product candidates.

          Oral Heparin

          Heparin delivery is a highly competitive area. Other companies currently are developing spray (buccal) or alternate forms of heparin, and other anti-thrombotics have recently received European approval (e.g., AstraZeneca’s EXANTA®).  We are developing solid dosage forms of oral heparin and have commenced Phase I testing.  We previously developed a liquid form of oral heparin and in 2000 conducted a Phase III clinical trial that was completed in early 2002. The trial did not meet its endpoint of superiority to LOVENOX®, a leading low molecular weight heparin. We then terminated further development of liquid oral heparin. We cannot assure you that competitive heparin products will not have an adverse effect on our heparin product development efforts or that future clinical trials related to our solid form of oral heparin will meet targeted endpoints.

          In 1996, we formed a joint venture with Elan Pharmaceuticals, Inc. (“Elan”) to develop oral forms of heparin. In July 1999, we reacquired all product, marketing and technology rights for our heparin products from Elan. In accordance with the termination agreement with Elan, we will be required to pay Elan royalties on our sales of oral heparin, subject to an annual cap.

          Oral Insulin

          Insulin delivery is a highly competitive area.  Other companies currently are developing buccal or aerosol (pulmonary) forms of insulin (e.g., Aventis/Pfizer/Nektar’s EXUBERA®). Our oral insulin product candidate has demonstrated favorable data in early patient studies in both Type 1 and Type 2 diabetics.  However, we cannot assure you that future clinical trials related to our oral insulin will meet targeted endpoints.

          We are highly dependent upon collaborative partners to develop and commercialize compounds using our delivery agents.

          A key part of our strategy is to form collaborations with pharmaceutical companies that will assist us in developing, testing, obtaining government approval for and commercializing oral forms of therapeutic macromolecules using the eligen® technology. We currently have collaborative agreements for candidates in clinical development with Novartis and Lilly.

          Despite our existing agreements, we cannot assure you that:

—	we will be able to enter into additional collaborative arrangements to develop products utilizing our drug delivery technology;

—	any existing or future collaborative arrangements will be sustainable or successful;

—	the product candidates in collaborative arrangements will be further developed by partners in a timely fashion;

—	any collaborative partner will not infringe upon our intellectual property position; or

—	milestones in collaborative agreements will be met and milestone payments will be received.

          If we are unable to obtain development assistance and funds from other pharmaceutical companies to fund a portion of our product development costs and to commercialize our product candidates, we may have to delay, scale back or curtail one or more of our projects. If these events were to occur, it would put us at a substantial competitive disadvantage.

          We are currently in litigation with one of our collaborative partners, and an adverse determination of our patent infringement claims in that case could limit our future ability to realize on the potential value of those patents.

               There is currently pending in the United States District Court for the Southern District of Indiana, Indianapolis Division, a lawsuit with Eli Lilly and Company.  The suit involves disputes over research and collaboration agreements entered into with Lilly.  In its complaint Lilly is seeking (i) a declaratory judgment declaring that Lilly is not in breach of its agreements with us concerning oral formulations of recombinant parathyroid hormone, PTH 1-34, and (ii) an order preliminarily and permanently enjoining us from terminating those agreements.  On February 12, 2004, we served Lilly with an amended counterclaim, alleging that Lilly filed certain patent applications relating to the use of our proprietary technology in combination with another drug, in violation of our agreements with Lilly, and that the activities disclosed in such applications infringe upon our patents.  We are also alleging that Lilly has breached the agreements by failing to make a milestone payment, as required upon the completion of oral PTH 1-34 product Phase I studies. Lilly has denied these claims.  On February 13, 2004, the court entered a case management plan and the parties commenced the exchange of discovery materials in March 2004.  The case is currently set for trial on May 16, 2005.  An adverse determination in this litigation concerning our claim that Lilly has infringed upon our patents could limit our future ability to realize on the potential value of those patents.

          Our product candidates are in various stages of development, and we cannot be certain that any will be suitable for commercial purposes.

          To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development, or secure a partner to provide financial and other assistance with these steps. The time necessary to achieve these goals for any individual product is long and uncertain. Before we or a potential partner can sell any of our products under development, we must demonstrate through preclinical (animal) studies and clinical (human) trials that such product is safe and effective for human use for each targeted indication. We cannot be certain that we or our current or future partners will be able to begin, or continue, planned clinical trials for our product candidates, or if we are able, that the product candidates will prove to be safe and will produce their intended effects.

          A number of companies in the drug delivery, biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in earlier studies or trials. We cannot assure you that favorable results in any preclinical study or early clinical trial will mean that favorable results will ultimately be obtained in future clinical trials. Nor can we assure you that results of limited animal and human studies are indicative of results that would be achieved in future animal studies or human clinical studies, all or some of which will be required in order to have our product candidates obtain regulatory approval. Similarly, we cannot assure you that any of our product candidates will be approved by the FDA.

          Our future business success depends heavily upon regulatory approvals, which can be difficult to obtain for a variety of reasons, including cost.

          Our preclinical studies and clinical trials, as well as the manufacturing and marketing of our product candidates, are subject to extensive, costly and rigorous regulation by various governmental authorities in the United States and other countries. The process of obtaining required approvals from the FDA and other regulatory authorities often takes many years, is expensive and can vary significantly based on the type, complexity and novelty of the product candidates. We cannot assure you that we, either independently or in collaboration with others, will meet the applicable regulatory criteria in order to receive the required approvals for manufacturing and marketing. Delays in obtaining United States or foreign approvals for our self-developed projects could result in substantial additional costs to us, and, therefore, could adversely affect our ability to compete with other companies. Additionally, delays in obtaining regulatory approvals encountered by others with whom we collaborate also could adversely affect our business and prospects.  Even if regulatory approval of a product is obtained, the approval may place limitations on the intended uses of the product, and may restrict the way in which we or our partner may market the product.

          Our current and future prospects could be affected by competitive news.

          If a competitor announces a successful clinical study involving a product that may be competitive with one of our product candidates or an approval by a regulatory agency of the marketing of a competitive product, such announcement may have a material adverse effect on our operations or future prospects, the price of our common stock, or our ability to obtain regulatory approvals for our products.

          We have incurred substantial losses since inception and as we expect to continue to incur development expenses for self-funded programs and for programs for which we are attempting to secure a partner, we are likely to require additional capital.

          Since our inception in 1986, we have generated significant losses from operations and we anticipate that we will continue to generate significant losses from operations for the foreseeable future.  On May 31, 2004, our accumulated deficit was approximately $311 million.  Operations to date have been funded with the proceeds from collaborative research agreements, public and private equity and debt financings and income earned on investments.

          We anticipate that our existing capital resources will enable us to continue operations through the third quarter of 2005 without raising additional capital.  However, this expectation is based on the current operating plan that could change as a result of many factors, and we may require additional funding sooner than anticipated.  To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our products or reduce spending.  Historically, we have been able to implement cost reductions when necessary.  In May 2002, we announced a plan for restructuring our operations, which included the discontinuation of our liquid oral heparin program and related initiatives, and a reduction of associated infrastructure.  In the third quarter of 2002, we decided to dispose of our Farmington, Connecticut research facility.  These actions reduced our full-time work force by approximately 50%.

          Future funding may not be available on favorable terms, or at all.  If additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our existing stockholders.  If we fail to generate sufficient revenue, raise additional funds or undergo further restructuring, the resultant reduction of our available cash resources would have a material adverse effect on our ability to continue as a going concern.  If we are successful in securing a partner for any of our product candidates not currently licensed to a third party, we may receive milestone payments, upfront fees, expense reimbursements and/or cash infusions. Such cash inflows could delay our need to raise additional funds to maintain operations beyond the third quarter of 2005.  In the event that we are unable to achieve long-term profitability and/or obtain additional capital, future operations will need to be scaled back or discontinued.

          In addition, our outstanding debt to Elan, in the form of a zero-coupon note with a 15% interest rate, compounded semi-annually, matures on July 6, 2006. We may not have sufficient capital or the ability to raise capital to repay the note at its time of maturity.

          We may not be able to complete the pending sale of our Farmington facility and may be required to record an impairment charge.

          We have entered into an agreement to sell our Farmington facility.  The obligation of the proposed buyer of the Farmington facility to consummate the purchase is contingent on receiving certain governmental approvals. We cannot be certain of when or if the sale to this particular buyer will be consummated. The closing of the sale of the Farmington facility may not occur in the near future and the costs associated with the facility (e.g., utilities, insurance, maintenance, lawn care and real estate taxes) will require continued cash outlays. If the sale of the facility to the proposed buyer is not consummated, we may sell the facility for less than the current contract price and may be required to record an impairment charge.

          If we cannot adequately protect our patent and proprietary rights, our business will suffer.

          Although we have patents for some of our product candidates and have applied for additional patents, there can be no assurance that patents applied for will be granted, that patents granted to or acquired by us now or in the future will be valid and enforceable and provide us with meaningful protection from competition or that we will possess the financial resources necessary to enforce any of our patents. Also, we cannot be certain that any products that we (or a licensee) develop will not infringe upon any patent or other intellectual property right of a third party.

          We also rely upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. We maintain a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. We cannot be certain you that these agreements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

          Part of our strategy involves collaborative arrangements with other pharmaceutical companies for the development of new formulations of drugs developed by others and, ultimately, the receipt of royalties on sales of the new formulations of those drugs. These drugs are generally the property of the pharmaceutical companies and may be the subject of patents or patent applications and other rights of protection owned by the pharmaceutical companies. To the extent those patents or other forms of rights expire, become invalid or otherwise ineffective, or to the extent those drugs are covered by patents or other forms of protection owned by third parties, sales of those drugs by the collaborating pharmaceutical company may be restricted, limited, enjoined, or may cease. Accordingly, the potential for royalty revenues to us may be adversely affected.

          We may be at risk of having to obtain a license from third parties making proprietary improvements to our technology.

          There is a risk that third parties may make improvements or innovations to our technology in a more expeditious manner than we do. Should such circumstances arise, we may need to obtain a license from such third party to obtain the benefit of the improvement or innovation. Royalties payable under such a license would reduce our share of total revenue.

          We are dependent on third parties to manufacture and, in some cases, test our products.

          We have a facility to manufacture a limited quantity of clinical supplies related to EMISPHERE® delivery agents. Currently, we have no manufacturing facilities for large-scale clinical or commercial production of any compounds under consideration as products. We have no research facilities for later stage product candidate testing prior to first human testing. The success of our self-developed programs is dependent upon securing manufacturing capabilities.  The success of our partnerships is dependent on the proposed or current partner’s capacity and ability to adequately manufacture drug products to meet the proposed demand of each respective market.

          We may face product liability claims related to participation in clinical trials or future products.

          We have product liability insurance with a policy limit of $5 million per occurrence and in the aggregate. The testing, manufacture and marketing of products for humans utilizing our drug delivery technology may expose us to potential product liability and other claims. These may be claims directly by consumers or by pharmaceutical companies or others selling our future products. We seek to structure development programs with pharmaceutical companies that would complete the development, manufacturing and marketing of the finished product in a manner that would protect us from such liability, but the indemnity undertakings for product liability claims that we secure from the pharmaceutical companies may prove to be insufficient.

          We are subject to environmental, health and safety laws and regulations for which we incur costs to comply.

          Our operations may involve hazardous materials and are subject to environmental, health and safety laws and regulations. We may incur substantial liability arising from our activities involving the use of hazardous materials. As a biopharmaceutical research and development company, we are subject to various local, state and federal environmental, health and safety regulations and laws involving the use of hazardous material. Our operations involve the controlled use of chemicals, biologicals and radioactive materials. The cost of compliance with these various regulations has the potential to be substantial. Should we be held liable or face regulatory actions regarding an accident involving personal injury or an environmental release, we potentially could incur costs in excess of our resources or insurance coverage.

          We face rapid technological change and intense competition.

          Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in an evolving field in which developments are expected to continue at a rapid pace. We compete with other drug delivery, biotechnology and pharmaceutical companies, research organizations, individual scientists and non-profit organizations engaged in the development of alternative drug delivery technologies or new drug research and testing, as well as with entities developing new drugs that may be orally active. Many of these competitors have greater research and development capabilities, experience, and marketing, financial and managerial resources than we have, and, therefore, represent significant competition.

          Our products, when developed and marketed, may compete with existing parenteral or other versions of the same drug, some of which are well established in the marketplace and manufactured by formidable competitors, as well as other existing drugs. For example, our oral heparin product candidate, if successful, would compete with intravenous heparin, injectable low molecular weight heparin and oral warfarin, as well as the recently approved injectable pentasaccharide and oral melagatran products. These products are marketed throughout the world by leading pharmaceutical companies such as Aventis Pharma SA, Pfizer, Inc. and Bristol Myers Squibb Company. Similarly, our salmon calcitonin product candidate, if developed and marketed, would compete with a wide array of existing osteoporosis therapies, including a nasal dosage form of salmon calcitonin, estrogen replacement therapy, selective estrogen receptor modulators, bisphosphonates and other compounds in development.

          Our competitors may succeed in developing competing technologies or obtaining government approval for products before we do. Developments by others may render our product candidates, or the therapeutic macromolecules used in combination with our product candidates, noncompetitive or obsolete. For example, Nobex Corporation has an oral insulin formulation being developed and at least one competitor has notified the FDA that it is developing a competing formulation of salmon calcitonin. We cannot assure you that, if our products are marketed, they will be preferred to existing drugs or that they will be preferred to or available before other products in development.

          We are dependent on our key personnel and if we cannot recruit and retain leaders in our research, development, manufacturing, and commercial organizations, our business will be harmed.

          We are highly dependent on our executive officers. If we are not able to retain any of these persons our business may suffer. There is intense competition in the biotechnology industry for qualified scientists and managerial personnel in the development, manufacture, and commercialization of drugs. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business.

          Provisions of our corporate charter documents, Delaware law and our stockholder rights plan may have an anti-takeover effect and thereby affect the price of our common stock.

          Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the rights, preferences and privileges of those shares without any further vote or action by our stockholders. Of these 1,000,000 shares, 200,000 are currently designated Series A Junior Participating Cumulative Preferred Stock in connection with our stockholder rights plan, and the remaining 800,000 shares remain available for future issuance. Rights of holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Additional provisions of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock. These include provisions that classify our Board of Directors, limit the ability of stockholders to take action by written consent, call special meetings, remove a director for cause, amend the by-laws or approve a merger with another company. We also have a stockholder rights plan, commonly referred to as a “poison pill,” that makes it difficult, if not impossible, for a person to acquire control of Emisphere without the consent of our Board of Directors.

          We are subject to the provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, either alone or together with affiliates and associates, owns (or within the past three years, did own) 15% or more of the corporation’s voting stock.

          Our stock price has been and may continue to be volatile.

          The trading price for our common stock has been and is likely to continue to be highly volatile. The market prices for securities of drug delivery, biotechnology and pharmaceutical companies have historically been highly volatile. Factors that could adversely affect our stock price include:

—	fluctuations in our operating results; announcements of partnerships or technological collaborations,

—	innovations or new products by us or our competitors;

—	governmental regulation;

—	developments in patent or other proprietary rights;

—	public concern as to the safety of drugs developed by us or others;

—	the results of preclinical testing and clinical studies or trials by us, our partners or our competitors;

—	litigation;

—	general stock market and economic conditions;

—	number of shares available for trading (float);

—	inclusion in or dropping from stock indexes.

          Future sales of common stock, or the prospect of future sales, may depress our stock price.

          Sales of a substantial number of shares of common stock, or the perception that sales could occur, could adversely affect the market price of our common stock. As of May 31, 2004, there are outstanding options to purchase up to 4,310,011 shares of our common stock that are currently exercisable, and additional outstanding options to purchase up to 1,360,135 shares of common stock that are exercisable over the next several years. The holders of these options have an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other. The existence of these options may adversely affect the terms on which we may be able to obtain additional financing.

FORWARD-LOOKING STATEMENTS

          Certain statements contained or incorporated by reference in this prospectus are forward-looking statements concerning our business, financial condition, results of operations, economic performance and financial condition.  Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and within the meaning of Section 21E of the Securities Exchange Act of 1934 are included, for example, in the discussions about:

—	our strategy;

—	new product development or product introduction;

—	product sales, royalties and contract revenues;

—	expenses and net income; and

—	our liquidity.

          These and other forward-looking statements involve risks and uncertainties.  Actual results may differ materially from those expressed or implied in those statements.  Factors that could cause such differences include, but are not limited to, those discussed under the preceding section entitled “Risk Factors.”

USE OF PROCEEDS

          Unless otherwise indicated in a prospectus supplement, we will use the net proceeds from the sale of shares of Common Stock offered by this prospectus for general corporate purposes, including further development of our lead clinical programs, capital expenditures and to meet working capital needs and the prepayment or payment at maturity of all or any portion of existing indebtedness.

OUR BUSINESS

OVERVIEW OF EMISPHERE

Introduction

          Emisphere Technologies, Inc. (“Emisphere”, “Our”, “Us” or “We”) is seeking to overcome one of the most challenging technical hurdles in the pharmaceutical industry – the oral delivery of medicines not currently available in oral form. We have product candidates in development across a broad range of therapeutic areas, including cardiovascular disease, diabetes, osteoporosis, growth disorders, asthma and allergies, obesity and infectious diseases.

History

          Emisphere was originally founded as Clinical Technologies Associates, Inc. in 1986.  We conducted an initial public offering in 1989, and were listed on NASDAQ under the ticker symbol “CTAI”.  In 1990 we decided to focus on our oral drug delivery technology, now known as the eligen® technology.  In 1991, we changed our name to Emisphere Technologies, Inc., and we continued to be listed on NASDAQ, under the new ticker symbol, “EMIS”.

The eligen® Technology

          The eligen® technology is a broadly applicable proprietary oral drug delivery technology based on the use of proprietary, synthetic chemical compounds known as EMISPHERE® delivery agents, or “carriers”. These delivery agents facilitate and/or enable the transport of therapeutic macromolecules (such as proteins, peptides, and polysaccharides) across biological membranes such as the small intestine. We believe that our eligen® technology makes it possible to orally deliver a therapeutic macromolecule without altering its chemical composition or compromising the integrity of biological membranes.

Business Strategy

          Our core business strategy is to develop oral forms of parenteral drugs, either alone or with corporate partners, by applying the eligen® technology to those drugs. Typically, the parenteral drugs that we target (i) have received regulatory approval, (ii) have demonstrated safety and efficacy, and (iii) are currently available on the market. We believe that focusing on the oral delivery of these types of product candidates increases our probability of successfully executing our business strategy. Our direct cost of developing an unformulated product candidate through proof-of-concept human studies using an EMISPHERE® delivery agent and a therapeutic macromolecule is typically less than $1 million.

Product Candidates in Development

          The following table sets forth (i) the therapeutic areas for which we are developing product candidates, either alone or with corporate partners, (ii) the candidates currently in development, (iii) the present stage of clinical development, and (iv) the identity of our corporate partner for partnered programs, as previously reported by Emisphere or the partner.

THERAPEUTIC AREA	DRUG CANDIDATES	STAGE OF DEVELOPMENT	PARTNER

Cardiovascular	Oral Unfractionated (“UF”) Heparin (Solid)	Clinical subjects (1)	Self-developed

	Oral Low Molecular Weight Heparin (“LMWH”) (2)	Clinical subjects	Self-developed

Osteoporosis	Oral Salmon Calcitonin (“sCT”)	Phase IIa	Novartis Pharma AG

	Oral Recombinant Parathyroid Hormone (teraparatide; “PTH 1-34”)	Phase I	Eli Lilly and Company

Growth Disorders	Oral Recombinant Human Growth Hormone (somatropin; “rhGH”)	Clinical subjects	Self-developed (3)

Diabetes	Oral Insulin Oral Glucagon-Like Peptides (“GLPs”)	Clinical patients (4) Pre-clinical (5)	Self-developed Self-developed

Asthma/Allergies	Oral Cromolyn Sodium	Clinical patients	Self-developed

Obesity	Oral Ciliary Neutrophic Growth Factor (“CNTF”) Oral PYY3-36	Pre-clinical Pre-clinical	Regeneron Pharmaceuticals, Inc. Self-developed

Anti-infectives	Oral Anthrax Antigen	Pre-clinical	US Army Medical Research Institute of Infectious Diseases

Undisclosed	Feasibility Product Candidates	Clinical subjects, pre-clinical and feasibility	Self-developed or undisclosed partners

(1)	“Clinical subjects” = Investigating safety of carrier and drug/carrier combination in a limited number of healthy human subjects. Determining proper oral dose ranges to meet specified blood levels.

(2)	We have an agreement with a producer of LMWH to supply us a particular LMWH to Emisphere. Development of this candidate is dependent on this agreement.

(3)	Originally partnered with Eli Lilly and Company. We reacquired all rights in 2003.

(4)	“Clinical patients” = Investigating safety and confirming efficacy of a product candidate in a limited number of patients using a single or multiple dose regimen.

(5)	“Pre-clinical” = Investigating safety of a product candidate in a controlled laboratory environment and establishing activity in standard animal models.

Recent Developments

          In January 2004, we announced preliminary results from our first multiple-dose European clinical study evaluating an oral insulin tablet using the eligen® technology in early-stage Type 2 diabetics. The 13-patient study, consisting of seven treated patients and six control patients, evaluated the safety, effect and tolerability of the oral insulin tablets when administered four times daily (10 minutes before meals and at bedtime) over a two-week period. The preliminary data suggest that EMISPHERE® oral insulin tablets can positively impact glycemic control in early-stage Type 2 diabetics. Preliminary data indicated that repeated administration of our oral insulin was not associated with hypoglycemic events, an adverse complication that is often associated with injected insulin and other anti-diabetic treatments.

OVERVIEW OF THE DRUG DELIVERY INDUSTRY

          The drug delivery industry develops technologies for the improved administration of therapeutic macromolecules with the goal of expanding markets for existing products and extending drug franchises. Also, drug delivery companies seek to develop products on their own that would be patent protected by applying proprietary technologies to off-patent pharmaceutical products. Primarily, drug delivery technologies are focused on improving safety, efficacy, ease of patient use and patient compliance. Pharmaceutical and biotechnology companies consider improved drug delivery as a means of gaining competitive advantage over their peers.

          Therapeutic macromolecules, of which proteins are the largest sub-class, are prime targets for the drug delivery industry for two reasons.  First, therapeutic macromolecules address large markets for which there is an established medical need. These drugs are widely used, as physicians are familiar with them and are accustomed to prescribing them. According to published sources, worldwide annual sales of protein therapeutics are valued at approximately $22 billion and are growing at approximately 15% per year.  Second, therapeutic molecules are significantly enhanced through alternative delivery. These medicines are comprised of proteins and other large or highly charged molecules that, if orally administered under traditional oral delivery methods, would degrade in the stomach or intestine before they are absorbed into the bloodstream. Therefore, they are administered parenterally. Parenteral administration is undesirable, however, for many reasons, including patient discomfort, inconvenience and risk of infection. Poor patient acceptance of, and compliance with, parenteral therapies can lead to medical complications. In addition, parenteral therapies can often include the cost of administration in hospitals or doctors’ offices.

          Previously published research indicates that patient acceptance of and adherence to a dosing regimen is higher for orally delivered medications than it is for non-oral delivery approaches. Our business strategy is based upon our belief that the development of an efficient and safe oral delivery system for therapeutic macromolecules represents a significant commercial opportunity. We believe that more patients will take orally delivered drugs more often, spurring market expansion.

LEADING CURRENT APPROACHES TO DRUG DELIVERY

Transdermal (via the skin) and “Needleless” Injection

          The size of most macromolecules makes penetration of the skin inefficient or ineffective. Some peptides and proteins can be transported across the skin barrier into the bloodstream using high-pressure “needleless” injection devices. The devices, which inject proteins through the skin into the body, have been available for many years. We believe these devices have not been well accepted due to patient discomfort, relatively high cost, and the inconvenience of placing the drugs into the device.

Nasal

          The nasal route (through the membranes of the nasal passage) of drug administration has been limited by low and variable bioavailability for proteins and peptides. As a result, penetration enhancers often are used with nasal delivery to increase bioavailability. These enhancers may cause local irritation to the nasal tissue and may result in safety concerns with long-term use. A limited number of peptides using nasal delivery have been approved for marketing in the United States.

Pulmonary (via the lung)

          Pulmonary delivery (through the membranes of the lungs) of drugs is emerging as a delivery route for large molecules. Although local delivery of respiratory drugs to the lungs is common, the systemic delivery (i.e., delivery of the drugs to the peripheral vasculature) of macromolecule drugs is less common because it requires new formulations and delivery technologies to achieve efficient, safe and reproducible dosing.

Intraoral (via the membranes in the mouth)

          Intraoral delivery is also emerging as a delivery route for large molecules. Buccal delivery (through the membrane of the cheek) and sublingual delivery (through the membrane under the tongue) are forms of intraoral delivery.

Oral

          We believe that the oral method of administration is the most “patient-friendly” option, in that it offers convenience, is a familiar method of administration, enables increased compliance and, for some therapies, is considered the most  physiologically appropriate.  We and other drug delivery and pharmaceutical companies have developed or are developing technologies for oral delivery of drugs.  We believe that our eligen® technology, however, provides an important competitive advantage in the oral drug delivery route of administration because it does not alter the chemical composition of the therapeutic macromolecules, and because we have conducted over 100,000 human dosings and have witnessed no serious adverse events that can be attributed to the EMISPHERE® delivery agents dosed or the mechanism of the eligen® technology.

THE eligen® TECHNOLOGY

          Our oral drug delivery technology, the eligen® technology, is based upon proprietary, synthetic chemical compounds known as EMISPHERE® delivery agents (or “carriers”) that facilitate or enable the transport of therapeutic macromolecules across biological membranes, such as the membranes of the small intestine. We have orally delivered the following therapeutic macromolecules:  heparin, insulin, PTH 1-34, rhGH, and salmon calcitonin in humans, and over 40 other compounds in laboratory animals.  In addition, we have demonstrated oral delivery in humans of other compounds that are not macromolecules but are poorly absorbed, such as cromolyn sodium.

          We believe that the EMISPHERE® delivery agents use a natural transport process in the body (passive transcellular transport) that enables therapeutic macromolecules to cross membranes. Also, we believe that the eligen® technology only changes the shape of the therapeutic macromolecule and not its chemical composition. Under physiological conditions, protein molecules naturally exist in many different shapes, or conformations.  Some of these conformations can be transported across the cell membranes. Our hypothesis is that once the therapeutic macromolecule crosses the membrane, the delivery agent separates from the macromolecule and the drug reestablishes its natural shape, thereby allowing it to remain therapeutically active.

          We have designed and synthesized a library of over 2,000 delivery agents and continue to evaluate our delivery agents for their ability to facilitate the delivery of therapeutic macromolecules across biological membranes.

Key Characteristics of the eligen® Technology

          We believe that our oral drug delivery technology has competitive advantages, including:

•	EMISPHERE® delivery agents are applicable across a diverse group of molecules such as proteins, peptides, carbohydrates, polar organics, and other compounds;

•	Oral drug delivery using the eligen® technology does not rely upon the addition of other agents that can have adverse effects on the intestinal membranes or digestion;

•	We have created various types of oral formulations, including solutions, suspensions, tablets and capsules;

•	We believe our eligen® technology is applicable to controlled release dosage forms; and

•	We believe that the technology and manufacturing equipment required to produce EMISPHERE® delivery agent material in commercial quantities is readily available.

THERAPEUTIC INDICATIONS

Diabetes

          According to published reports, approximately 177 million people worldwide are afflicted by diabetes, with approximately 18 million of those afflicted residing in the United States; nearly one-third of all individuals in the United States suffering from diabetes are unaware that they have this chronic disease; and in the United States, diabetes accounts for approximately $132 billion in direct and indirect healthcare related costs. There are two principal types of diabetes:

Type 1 - An autoimmune disease in which the body does not produce any insulin.  Type 1 diabetes typically appears initially in children and young adults. Type 1 diabetics must receive multiple daily insulin injections to stay alive.  Type 1 diabetes accounts for approximately 5-10% of total diabetes cases.

Type 2 - A metabolic disorder resulting from the body’s inability to properly utilize or produce adequate amounts of insulin. Type 2 diabetics account for approximately 90-95% of diabetes cases.  Reportedly, the incidence of Type 2 diabetes is rising rapidly as a result of an aging population, greater prevalence of obesity, and a more sedentary lifestyle.  Type 2 diabetes is also being diagnosed in younger patients as compared to historical observations.

          Recent estimates indicate that worldwide sales of insulin exceeded $4 billion in 2002 and are projected to grow to over $7 billion in 2006. Approximately 40% of all Type 2 diabetics use insulin to control the disease, accounting for approximately 50% of total insulin use. Although many more Type 2 diabetics could benefit from insulin therapy, use of the drug has been limited because it is administered by injection. We believe that a successful oral insulin therapy would facilitate compliance for diabetic patients who are not diligent with their prescribed injection regimens, and enable those patients adverse to injections to adopt insulin therapy at an earlier stage of the disease.

          Based on previously published research, we believe that oral insulin delivery is consistent with the physiology of natural secretion of insulin from the pancreas, which travels to the liver prior to being distributed to the peripheral circulation. We believe that our orally delivered insulin likewise travels to the liver prior to being distributed to the peripheral circulation. In comparison, also based on previously published research, we believe that injected insulin, like other non-oral insulin therapies, is administered into the general (systemic) circulatory system first and then to the liver. We believe that as a result, injectable insulin results in higher circulating insulin levels than oral insulin. Chronic excess insulin in the general circulation (known as hyperinsulinemia) is thought to contribute to certain diabetic patient complications.

          Furthermore, we believe that the pharmacological profile of our oral insulin to date, namely, the onset and duration of action, has been consistent with the physiological profile of naturally secreted insulin from the pancreas, especially under fed conditions. For the foregoing reasons, we believe that, aside from the convenience benefits, orally delivered insulin, with the appropriate clinical attributes, may provide an alternative therapy with fewer complications when compared to existing medical diabetes treatments.

Our Oral Insulin Program

          In June 2001, we entered an oral unformulated dosage of insulin using an EMISPHERE® delivery agent into proof-of-concept clinical testing. In October 2001, we completed a Phase I study using the most promising EMISPHERE® delivery agent selected for insulin. The resulting data were used to support the testing of this unformulated dosage in early-stage Type 2 diabetic patients. In November 2001, we completed preliminary testing in Type 2 diabetic patients upon completing a “euglycemic clamp study” (a study in which insulin and glucose are infused intravenously at different doses to see what levels of insulin control different levels of glucose).

          In June 2002, in an oral presentation and media briefing at the Annual Meeting of the American Diabetes Association (“ADA”) in San Francisco, we presented proof-of-concept preliminary clinical results from a study conducted in Europe, which showed that an early capsule prototype of oral insulin using the eligen® technology resulted in absorption from the gastrointestinal tract. The data also demonstrated significant reductions in blood glucose levels.  Although not directly compared in this trial, the reductions in blood glucose levels were consistent with reductions in glucose seen with injectable insulin. The study demonstrated that there were no serious adverse events.

          The double-blind, placebo-controlled study consisted of the administration of insulin with an EMISPHERE® delivery agent in capsule form to a total of 20 healthy human volunteers in the fasted state who received five different dose regimens, ranging from 100 to 150 units of insulin and 100 mg to 600 mg of delivery agent, and a subcutaneous control, with another two subjects who received placebo. Nine subjects received only the delivery agent. The study demonstrated that the orally delivered insulin had favorable pharmacokinetic and pharmacodynamic profiles, in that systemic blood insulin levels peaked within 25 minutes. Such favorable profiles are considered to be significant by physicians, in general, because the primary potential use of oral insulin would be before meals, and the more rapid the delivery, the better patients can time their medication to their meal. We believe that this data and the data from the 2001 studies provide proof-of-concept for our oral drug delivery technology with insulin as evaluated in healthy, fasted volunteers.

          In March 2003, we announced completion of a study in early-stage Type 2 diabetic patients designed to demonstrate the pharmacokinetics and absorption of insulin, and subsequent effects on blood glucose of this product candidate following a standardized meal. The placebo controlled, crossover study evaluated two oral doses of insulin. Patients received one capsule containing 5.6 mg (150 units) of insulin and 200 mg of EMISPHERE® delivery agent or two capsules containing a total of 11 mg (300 units) of insulin and 400 mg of EMISPHERE® delivery agent. The study compared the two oral unformulated dosages to a fast-acting injectable insulin in fourteen patients with Type 2 diabetes who had received a standardized solid meal (722 kcal). The study also included a placebo group. For the 11 mg dose, the data demonstrated that unformulated oral insulin dosages, when administered 30 minutes prior to the standardized meal, reduced post-prandial glucose excursion (the rise in blood sugar following a meal) and produced a marked increase in systemic insulin levels and a concomitant reduction in C-peptide (a marker of endogenous insulin production) as compared to the placebo. In addition, plasma insulin concentrations peaked faster using our oral unformulated dosage as compared to fast acting injectable insulin (30 minutes with oral versus approximately 45 minutes typically seen with injectable formulations). Similar results were observed in certain patients given the 5.6 mg dose, who received the same standardized meal. The study produced evidence that one or two capsules could impact post-prandial blood glucose in certain early-stage Type 2 diabetic patients and demonstrated favorable pharmacokinetics. No serious adverse events were reported.

          In June of 2003, we presented preliminary data at the Annual Meeting of the American Diabetes Association from two EMISPHERE® oral insulin capsule studies. The first study (“the overnight study”), presented in a poster session, was conducted to determine if the administration of the EMISPHERE® oral insulin prototype capsules at bedtime could exert effects on overnight-fasting glucose homeostasis and insulin secretion in early-stage Type 2 diabetics. The overnight study summary conclusion was that the amount of oral insulin delivered reduced fasting glucose levels the following morning. The prototype of oral insulin was well-tolerated and no serious adverse events were reported. The second study (“the glucose clamp study”), presented in a plenary session, was a proof-of-concept study conducted in early-stage Type 2 diabetics to assess insulin secretion and resistance following the administration of two oral insulin prototype capsules containing a total of 11 mg insulin (300 units) when a simultaneous infusion of glucose was administered. The data demonstrated that relative biopotency of oral insulin was 32% (mean) in the first hour after administration, which is the most critical time period when the first-phase insulin response should be replicated in a Type 2 diabetic. No serious adverse events were reported.

          In November 2003, we announced preliminary data from a study evaluating a tablet prototype of EMISPHERE® oral insulin. These data were presented at the Fifth Annual Diabetes Technology Meeting.   Data from the study demonstrated that a practical tablet dosage form totaling 10 mg (300 units) of insulin and 160 mg of EMISPHERE® delivery agent could reduce post-prandial glucose excursion when administered in the pre-prandial state ten minutes prior to a standard, American Diabetes Association breakfast.

          In the fourth quarter of 2003, we completed the clinical dosing portion of our first multiple dosing with the EMISPHERE® oral insulin tablet prototype when dosed in Type 2 diabetics. The 13-patient study, consisting of seven treated patients and six control patients, evaluated the safety, effect and tolerability of the oral insulin tablets when administered four times daily (10 minutes before meals and at bedtime) over a two-week period. In January 2004, we announced that the preliminary data indicated that repeated administration of our oral insulin was not associated with clinically relevant hypoglycemic events, an adverse complication that is often associated with injected insulin and other anti-diabetic treatments while the oral insulin did impact positively on a number of clinically relevant diabetic endpoints.

          We will continue to develop our oral insulin candidate while seeking a partner for this program. We are continuing a toxicology study that we initiated in late 2003 and Phase I studies related to dosage form development designed to optimize efficiency of delivery. We are also planning an additional study that would include exposure to a larger patient population and a longer duration of dosing.

Cardiovascular (Anti-thrombosis)

          Unfractionated heparin (“UFH”) and low molecular weight heparin (“LMWH”) are widely used anti-thrombotics/anti-coagulants. These agents are primarily indicated for treating and preventing post-surgical deep vein thrombosis (blood clots following major surgery) (“DVT”) and more severe sequelae, e.g., pulmonary embolism. Also, these drugs are frequently prescribed for acute myocardial infarction, graft surgery, stroke and unstable angina. The most common indications for heparin therapy are the prevention of venous thrombosis (blood clots) following surgical procedures lasting longer than 30 minutes (especially orthopedic, pelvic, abdominal, trauma, angioplasty or heart surgery). According to published sources, in the United States, it is estimated that more than 3 million such surgical procedures are performed each year and more than 250,000 cases of DVT are reported. DVT treatment generally includes about one to two weeks of injectable LMWH, followed by 90 to 180 days of warfarin. Currently, all forms of heparin are administered as either a continuous intravenous infusion or a subcutaneous injection.

          Recent studies indicate that a longer prophylaxis regimen (extending the duration of heparin preventative therapy from the current standard of practice) would benefit patients following major surgery. We believe that compliance would be improved if a commercially viable oral form of UFH or LMWH was available because patients would be more inclined to comply with this type of dosage compared to parenteral forms. Preventative therapy is typically recommended for at least 10 to 14 days post-surgery. However, several studies indicate that longer heparin prophylaxis (preferably for 30 days) is optimal because the risk of DVT remains high throughout this period. Without DVT prophylaxis, the incidence of DVT in certain post surgical states is often greater than 50% based on previously published research. Heparin is often considered the anti-coagulant of choice for the prevention and treatment of cardiovascular complications, such as DVT or blood clots and pulmonary embolism in high-risk, hospitalized patients. Typically, heparin is favored by clinicians over warfarin because heparin is more effective, produces a rapid onset of anti-coagulation activity, has a shorter physiological half-life, and is indicated in fewer drug-drug interactions than many U.S. Food and Drug Administration (“FDA”) approved drugs. In addition, warfarin requires frequent patient monitoring. A major disadvantage of heparin therapy is the requirement for subcutaneous administration.

          Worldwide heparin sales, including the LMWHs, are estimated to be over $3 billion, with a projected 15% annual growth rate. We believe that our solid oral heparin and LMWH candidates could substantially penetrate and expand existing markets. We anticipate that large new markets for the heparins will be created based on studies indicating that UFH may have utility for indications other than anti-coagulation and anti-thrombosis. These indications include: unstable angina, arterial fibrillation, acute myocardial infarction, angioplasty, stent placement, coronary artery bypass graft, pulmonary embolism and stroke. In addition, a large and growing body of pre-clinical and clinical data indicates that heparin has potent anti-inflammatory and anti-cancer properties and recently reported studies indicate that heparin has been shown to be beneficial as a treatment for inflammatory bowel disease, rheumatoid arthritis, asthma, psoriasis, transplant rejection and proteinurias.

          We believe that oral heparin would be considered a more convenient and “patient-friendly” therapy than injectable heparin by both patients and physicians, and could open the at-home market to heparin by replacing warfarin and injectable LMWH use. Also, we believe that our oral heparin product candidates ultimately could enable an extended dosing regimen and be applicable for a wide range of anti-coagulant/anti-thrombotic uses.

Our Oral Heparin Program

          We are evaluating solid oral heparin prototypes, including capsule and tablet forms of UFH and LMWH, using our delivery agent, SNAC. SNAC was administered as Heparin/SNAC Oral solution in a Phase III study of over 2,000 patients that we refer to as “The PROTECT Trial”.

          Heparin, a polysaccharide, represents a significant formulation challenge for our eligen® technology because the potency of heparin is significantly lower than most existing macromolecule drugs, requiring a large dose of heparin, which combined with the carrier SNAC, results in both a large solid dosage form and a large number of tablets or capsules per dose. Since 2002, we have significantly reduced the necessary dose by using both traditional formulation techniques and eligen® technology-specific techniques. We believe that reducing the size of the dosage form and the number of tablets or capsules per dose would provide the most patient-preferred and commercially viable solid dosage form. We are continuing our efforts to optimize a solid oral UFH dosage form and have produced improved solid formulations with additional performance enhancements.

          In December 2002, at the American Society of Hematology (“ASH”) Annual Meeting, we presented positive outcomes from a Phase I clinical study evaluating two solid oral UFH formulations, in tablet and capsule forms. For each solid dosage form which made use of our eligen® technology, the data demonstrated that an effect on blood coagulation was achieved consistent with therapeutic levels that are acceptable in known heparin indications, without any tolerability issues. In addition, the total quantity of material was significantly reduced in both formulations from the oral liquid formulation and the physical blend in a capsule used in previous studies.

          During 2003, we evaluated different solid oral dosage forms of unfractionated heparin in combination with SNAC (salcaprozate sodium), and developed solid dosage forms that successfully achieved efficiency levels equal to our liquid formulation. In the first quarter of 2004, we selected prototype formulations in the forms of a tablet and new capsule for production and clinical testing in the United States.  With an established safety database from our Phase III trial, we believe we are well positioned to rapidly bring a new formulation forward into late-stage clinical trials.

Our PROTECT Phase III Trial (Oral Liquid Dosage Form)

          We conducted a multinational Phase III program with a solution formulation of oral heparin. We refer to the multi-center, double-blind, double-dummy Phase III trial as the “PROTECT” (PRophylaxis with Oral SNAC/heparin against ThromboEmbolic Complications following Total hip replacement surgery) trial.

          The PROTECT Trial enrolled 2,288 patients to evaluate the safety and efficacy of a solution oral heparin formulation using our eligen® oral drug delivery technology for the prevention of DVT in total hip replacement surgery patients (a surgical patient population that historically has had among the highest rate of DVT). The goal of the PROTECT Trial was to demonstrate the superior efficacy and comparable safety of our oral heparin when dosed postoperatively for a 30-day regimen, as compared to injectable enoxaparin, when dosed postoperatively for a 10-day regimen. A 10-day regimen of injectable enoxaparin, marketed by Aventis Pharma SA under the LOVENOX trademark, is the standard of care in the prevention of DVT, as determined by the American College of Chest Physicians’ Sixth Consensus Conference.

          The endpoint of PROTECT was DVT occurrence in the 30 days following surgery, or pulmonary embolism or death. Investigators at more than 120 international sites evaluated a liquid form of heparin, consisting of the EMISPHERE® delivery agent, SNAC in combination with unfractionated heparin, when dosed orally in a 30-day regimen, compared to enoxaparin, when dosed subcutaneously (by injection) in a 10-day regimen. Total DVTs were determined by bilateral venogram, the standard measurement for clinical trials evaluating agents designed to prevent DVTs, measured at 30 days following surgery. A team of radiologists at Boston’s Massachusetts General Hospital read all the venographies produced to determine the presence of a blood clot (thrombus).

          On May 14, 2002, we announced initial results from the PROTECT study which did not demonstrate the superiority of oral heparin, when dosed in a 30-day treatment regimen, compared to enoxaparin administered by injection in a 10-day dosing regimen in preventing DVTs. However, the data from the study suggested that the lower than expected efficacy net result may have been due to the level of patient acceptance of and compliance with the liquid dosage form, and that a more acceptable (solid) dosage form would result in higher patient compliance. The study design of PROTECT was rigorous. The trial sought to demonstrate clinical superiority of oral heparin over injectable LOVENOX® by demonstrating at least an absolute 10% reduction in DVT events as a result of extended oral heparin dosing as compared to ten days of dosing of injectable LOVENOX®.

          In December 2002, we presented the complete analysis of the study at the 44th annual meeting of the American Society of Hematology. The fully analyzed data demonstrated for the first time that the macromolecule heparin could be delivered into the bloodstream of a patient following dosing in an oral form. However, a liquid formulation of oral heparin in a 30-day treatment regimen was deemed to have poor tolerability due to its taste, which in turn contributed to poor patient compliance in the PROTECT study.

          We hope to leverage the extensive safety database that we now have for SNAC, the EMISPHERE® delivery agent that was used in the PROTECT study, and are evaluating the application of that safety database to supplement with additional efficacy data from the solid form of oral heparin for potential utility toward future regulatory submissions to the FDA.  In 2003, we conducted studies with various solid oral dosage forms of SNAC/UFH to examine different forms of the solid heparin and to optimize further the prototypes that were announced at the ASH conference in 2002.

Osteoporosis

          Osteoporosis is a disease characterized by low bone mass and structural deterioration of bone tissue, leading to bone fragility and an increased susceptibility to fractures. It is a common condition among the elderly – both men and women. The most common consequence of osteoporosis is greatly increased risk of broken bones, especially in the hip region. Osteoporosis is estimated to affect over 10 million Americans and to be responsible for more than 1.5 million hip, vertebral, wrist and other fractures annually in the U.S. The disease is relatively expensive to treat. It is reported that worldwide revenue for osteoporosis therapeutics was $7.5 billion in 2002 and it is estimated that sales will reach $12 billion by 2006. Several medicines are available to either delay the onset of, or reverse, bone loss. We believe that new therapies currently under development should foster greater patient compliance, and ultimately improve the market penetration rate.

Our Novartis and Lilly Collaborations

          We and our collaborators, Novartis Pharma AG (“Novartis”) and Eli Lilly and Company (“Lilly”), are seeking to commercialize oral forms of the existing nasal and injectable therapies. We believe that oral forms of therapy would be considered more patient-friendly, and would ensure better compliance, especially among the elderly, for the treatment and prevention of osteoporosis.   For information on our product candidates addressing the osteoporosis patient population, see “Ongoing Collaborative Agreements” below.

Growth Disorders

          Growth hormone is necessary to stimulate growth in children by promoting the growth of muscle and bone. In adults, growth hormone maintains muscle and bone quality. Children that suffer from growth hormone deficiency fail to grow normally without supplemental growth hormone.

          Recombinant human growth hormone (“rhGH”) has been available for many years.  rhGH must be administered by injection, and therefore, compliance is particularly difficult in pediatric patients. rhGH therapy requires a long-term commitment by the patient and his or her family to achieve the best results. The prescribed dosing ranges between three and seven injections per week.  Treatment continues for several years until the child has completed puberty or has stopped responding.  rhGH is approved for pediatric growth hormone deficiency, adult growth hormone deficiency, pre-kidney transplantation, and short stature due to chronic kidney disease and Turner’s syndrome.  The injectable rhGH worldwide market is estimated to be over $1.7 billion.

Our Oral Recombinant Human Growth Hormone Program

          From 1998 through August 2003, we developed oral rhGH in collaboration with Lilly. In August 2002, Emisphere and Lilly advanced an oral form of rhGH, the largest protein ever evaluated with the eligen® technology, into human testing. In 2003, an early stage clinical study was successfully completed. Results from the study indicated that the oral prototype achieved the desired blood levels and physiological profile of growth hormone. With this study, we demonstrated the utility and safety profile of our sixth EMISPHERE® delivery agent to be tested in humans.

          As of August 2003, we reacquired all rights to the oral rhGH program from Lilly.

Asthma/Allergies

          An allergy is an immune response by the body to certain stimuli in the environment. One of the most common forms of allergy is hay fever, which is estimated to affect as many as 36 million people in the United States. Asthma is a chronic inflammatory disorder of the airways caused by allergens and viral respiratory infections leading to bronchial hyper responsiveness and obstruction of airways. According to published sources, more than 20 million Americans have asthma.

Our Oral Cromolyn Sodium Program

          Cromolyn sodium mitigates allergic reactions by the inhibition of the release of histamine and other chemical mediators from the mast cells. Cromolyn sodium is marketed as an aerosol formulation, eye solution and nasal spray for the treatment of asthma and allergies. It has been reported that annual sales of cromolyn sodium are estimated to be approximately $300 million in the United States.

          Cromolyn sodium is a charged organic molecule that has not otherwise been developed in an oral form due to its low oral bioavailability. As such, there is no proof that an oral version would have the same effect as non-oral forms delivered via the nasal, pulmonary, or ocular routes to the systemic circulation. As a generic pharmaceutical, cromolyn sodium is considered by physicians to be safer than the most common medications used to control allergies and inflammation, principally antihistamines and corticosteroids. As an asthma treatment, cromolyn sodium can decrease airway hyper responsiveness inpatients and has virtually no systemic toxicity. In November 2001, we announced proof-of-concept Phase I data for this product candidate using an EMISPHERE® delivery agent. The data demonstrated that the drug was absorbed in less than 30 minutes in healthy human subjects. We have conducted additional Phase I dose-ranging studies since 2001 and have found the data to be consistent. In 2002, oral cromolyn sodium entered into proof-of-concept patient testing. We continue to explore improved delivery of cromolyn sodium.

Obesity

          Obesity is a major health problem in all developed countries. The prevalence of obesity in the United States has increased substantially during the past decade. Nearly two-thirds of adults in the United States are overweight, and nearly one-third are obese, according to data from the 1999-2000 National Health and Nutrition Examination Survey. A 1998 National Institutes of Health report confirmed that obesity significantly increases a number of health risks, including Type II diabetes. The most recent reports available estimate that total costs related to overweight and obesity conditions total $117 billion in the United States; of this, $61 billion is estimated to account for direct costs. Obesity-related conditions such as stroke and myocardial infarction are estimated to contribute to hundreds of thousands of deaths annually. Current treatment of obesity consists of diet, exercise and other life-style changes, and a limited number of drugs.

Our Oral PYY3-36  Program

          PYY3-36, an experimental substance, is a peptide with 34 amino acids. Specifically, as a gut hormone, a published report postulates, PYY3-36 physiologically inhibits food intake.  Clinical research experiments are currently underway by academic institutions to evaluate PYY3-36 relative to the condition of obesity. A factor that would limit the adoption of this therapy, even if proven successful, is the requirement for intravenous delivery of this compound, which will require frequent dosings over long periods of time.

          We have demonstrated that PYY3-36 can be delivered orally at pharmacologically relevant levels in non-human primate animal models and are developing a solid dosage prototype for testing in humans.

          For information on our other product candidate addressing the obese patient population, see “Ongoing Collaborative Agreements – Regeneron Pharmaceuticals, Inc. – Oral CNTF Program” below.

ONGOING COLLABORATIVE AGREEMENTS

          We are a party to collaborative agreements with corporate partners to provide development and commercialization services relating to the products under collaboration.  These agreements are in the form of research and development collaborations and licensing agreements.  Under these agreements, we have granted licenses or the rights to obtain licenses to our oral drug delivery technology. In return, we are entitled to receive certain payments upon the achievement of milestones and royalties on the sales of the products should a product ultimately be commercialized.  We also are entitled to be reimbursed for research and development costs that we incur.

          All of our collaborative agreements are subject to termination by our corporate partners without significant financial penalty to them.

Novartis Pharma AG – Oral Salmon Calcitonin Program

          In December 1997, we entered into a collaboration agreement with Novartis to develop an oral form of salmon calcitonin, currently used to treat osteoporosis. sCT is a hormone that inhibits the bone-tissue resorbing activity of specialized bone cells called osteoclasts, enabling the bone to retain more of its mass and functionality. sCT is involved in the regulation of calcium and the decrease of bone loss and fractures. Salmon calcitonin is estimated to be about 30 times more potent than the human version. Synthetic sCT, which is identical to the naturally occurring one, currently is available only as a nasal spray or injectable therapy. Novartis markets synthetic sCT in the United States as MIACALCIN® nasal spray, which is indicated for the treatment of postmenopausal osteoporosis in women greater than five years post menopause with low bone mass.

          Treatment with sCT has been shown to maintain bone mineral density in the spine and reduce the risk of new vertebral fractures in post-menopausal women with osteoporosis. It is also used to treat the bone pain associated with Paget’s disease. sCT is currently available as an injection or nasal spray. In its nasal spray forms, it is believed that sCT’s major advantages are its lack of serious side effects, excellent long-term safety profile and ease of administration. Some studies even suggest that sCT produces an analgesic effect.  Annual worldwide sales of sCT marketed in nasal spray form were approximately $389 million in 2003, of which the U.S. accounts for an estimated $240 million.

          In October 1999, Novartis completed a Phase I clinical study in the United Kingdom, testing a capsule form of sCT utilizing the eligen® technology. The study results, released in January 2000, indicated that Novartis achieved its targeted endpoint of therapeutic sCT blood levels, following oral administration of capsules containing sCT and an EMISPHERE® delivery agent.  We believe that these results demonstrate the successful oral delivery of a protein macromolecule from a solid oral dosage form without chemical modification of the molecule or damage to the biological membrane.

          In February 2000, Novartis exercised its option to acquire an exclusive license to develop and commercialize oral sCT and in that connection, made a $2.0 million milestone payment to us. In March 2000, Novartis paid us $2.5 million to obtain the license to our technology for calcitonin, and to obtain an option to use the eligen® technology for a second compound. Novartis’ rights to certain financial terms concerning the second compound have since expired.

          In February 2003, we announced favorable results of a Phase IIa study conducted by Novartis evaluating the performance in post-menopausal women of an oral tablet form of sCT.  The purpose of the study was to assess the efficacy and safety of various doses of an oral tablet of sCT in post-menopausal women and to confirm the activity of calcitonin when given orally, as reflected by changes in markers of bone formation or resorption.  Oral sCT was dosed for 90 days in the study, the longest time period that the eligen® technology has been dosed in human testing.  The study demonstrated activity on bone markers over a three month dosing period when the peptide was delivered in combination with the EMISPHERE® delivery agent.  Only two serious adverse events were reported, neither of which were related to the EMISPHERE® delivery agent or to sCT.  The side effects (mainly gastrointestinal in nature) seen with the highest doses of sCT were consistent with those normally seen with high plasma levels of sCT when administered by injection.  These results were presented by Novartis at the American Society of Bone and Mineral Research in September of 2003.

          We are entitled to receive an additional milestone payment for oral sCT upon the initiation of Phase III studies by Novartis.

Eli Lilly and Company – Oral PTH 1-34 Program

          In February 1997, we formed a strategic alliance with Lilly for the development of an oral recombinant parathyroid hormone (“PTH 1-34”, or teraparatide) for the treatment of osteoporosis and a second product candidate, recombinant human growth hormone (“rhGH”, or somatropin), for treatment of growth disorders. PTH 1-34 is a bone anabolic/formation compound currently marketed by Lilly as a once daily injectable for the treatment of osteoporosis. In contrast to sCT that reduces bone loss, PTH 1-34 stimulates new bone formation.

          In March 1998, Lilly and Emisphere entered into license agreements for PTH 1-34 and rhGH and Lilly paid us a $4 million milestone payment. In June 2000, the parties executed a follow-on agreement for both proteins and Lilly paid Emisphere a $2 million milestone payment in connection with the selection of the EMISPHERE® delivery agent to be used with PTH 1-34. In August 2001, Emisphere and Lilly issued a joint publication on the oral delivery of PTH 1-34 in the American Association of Pharmaceutical Scientists’ July issue of Pharmaceutical Research (Vol. 18, No. 7, 2001), setting forth the first reproducible, oral delivery of biologically active PTH 1-34 in a preclinical model of osteoporosis. In late 2001, Emisphere and Lilly entered an oral unformulated solid dosage of parathyroid hormone into the clinic.

          The Emisphere/Lilly oral PTH 1-34 program is currently in Phase I testing, and Lilly is responsible for managing the trials and for all related costs. Any future clinical development efforts also will be managed and funded by Lilly.     For information concerning our pending litigation with Lilly related to the agreement for the oral PTH 1-34 program, see “Risk Factors – We are currently in litigation with one of

our collaborative partners, and an adverse judgment in that case could adversely effect our business and prospects.”   In August of 2003, Emisphere and Lilly announced that Lilly would return all rights and data generated on an oral form of rhGH to Emisphere, and would continue to develop the oral PTH 1-34 program.

Regeneron Pharmaceuticals, Inc. – Oral CNTF Program

          During 2000, we established a research and development collaboration and entered into an option agreement with Regeneron for the development of an oral version of a derivative of ciliary neutrophic factor (“CNTF”), which is under development by Regeneron as an injectable drug to be marketed as AXOKINE® for use in the treatment of obesity.

          Emisphere and Regeneron have conducted pre-clinical testing of an oral version of CNTF.  Further development of the oral program will be guided by Regeneron.

U.S. Army Medical Research Institute of Infectious Diseases (“USAMRIID”) – Oral Anthrax Antigen Program

          In June 2003, we announced that we entered into a cooperative research and development agreement (“CRADA”) with the USAMRIID, the U.S. Department of Defense’s lead medical research laboratory for the U.S. Biological Defense Research Program. USAMRIID is evaluating the use of our eligen® technology to create oral vaccines against anthrax using a new recombinant protein antigen. The Institute plays a key role in infectious disease research, and its mission is to conduct basic and applied research on biological threats resulting in medical solutions (such as vaccines, drugs and diagnostics) to protect the war fighter.  USAMRIID is a subordinate laboratory of the U.S. Army Medical Research and Materiel Command.  USAMRIID has agreed to grant us an exclusive license to each U.S. patent application or issued patent as a result of the work performed under the CRADA. We will be eligible to receive royalties under a license agreement with the ultimate vaccine developer should an oral anthrax vaccine ultimately be developed.

CONTRACT RESEARCH REVENUE RECEIVED
FROM COLLABORATORS SINCE 2001 (in thousands)

COLLABORATOR	2003	2002	2001

Eli Lilly and Company (rhGH and PTH 1-34)	$ 237	$ 2,923	$ 3,828
Novartis Pharma AG	—	—	—
Regeneron Pharmaceuticals, Inc.	—	28	206
Cubist Pharmaceuticals, Inc.	—	267	401
USAMRIID	—	N/A	N/A

PATENTS AND OTHER FORMS OF INTELLECTUAL PROPERTY

          Our patent strategy is designed to maximize our patent portfolio, proprietary rights and any future licensing opportunities we might pursue. We seek patent protection on various aspects of our proprietary chemical and pharmaceutical delivery technologies, including, but not limited to, the delivery agent compounds themselves, the combination of our compounds with a pharmaceutical or chemical agent and for generic structures that encompass EMISPHERE® delivery agents. We also seek to patent the processes utilized in manufacturing EMISPHERE® delivery agents and the methods of use of EMISPHERE® delivery agents. We concentrate our efforts in the key pharmaceutical markets of the United States, Europe, and Japan, and file in additional countries on a case-by-case basis.

          We have patents, or patent applications pending, for delivery agents that we currently use in conjunction with insulin, heparin, calcitonin, PTH 1-34 and cromolyn sodium.  As of March 31, 2004, we had 77 issued patents in the United States and had other patents issued or applications pending in various countries around the world.  Of our 77 U.S. issued patents, 9 were issued by the U.S. Patent and Trademark Office in 2003.  Our patents issued in the United States will begin to expire in 2012, except for the earliest, which will expire in 2007.  As of March 31, 2004, we had 57 patent applications relating to our drug delivery technology pending in the United States and strategic international protections filed  in certain foreign jurisdictions, including Canada, Mexico, Japan and Australia, and in the European Patent Office.

MANUFACTURING

          The primary raw materials used in making the delivery agents for our product candidates are readily available in large quantities from multiple sources. We internally manufacture delivery agents on a small scale for research purposes and for early stage clinical supplies. We believe that our manufacturing capabilities comply with FDA good manufacturing practices (“GMP”). In 2003, we manufactured early stage clinical supplies under GMP conditions for the oral insulin tablet prototype studies and heparin multiple arm studies.

          Currently, we have arrangements with third parties to produce EMISPHERE® delivery agents in accordance with GMP regulations in batch sizes greater than 30 kilograms. We have identified other commercial manufacturers meeting the FDA’s GMP regulations that have the capability of producing EMISPHERE® delivery agents.

COMPETITION

          Our success depends in part upon maintaining a competitive position in the development of product candidates and technologies in an evolving field in which developments are expected to continue at a rapid pace. We compete with other drug delivery, biotechnology and pharmaceutical companies, research organizations, individual scientists and non-profit organizations engaged in the development of alternative drug delivery technologies or new drug research and testing, and with entities developing new drugs that may be orally active. Our product candidates compete against alternative therapies or alternative delivery systems for each of the medical conditions our product candidates address, independent of the means of delivery. Many of our competitors have substantially greater research and development capabilities, experience, and marketing, financial and managerial resources than we have.

          Our competitors may succeed in developing competing technologies and obtaining governmental approval for products before we can do so, alone or with partners. We cannot assure you that developments by other drug delivery innovators will not render our product candidates, or the therapeutic macromolecules used in combination with our product candidates, noncompetitive or obsolete.

Oral Insulin Competition

          Other private and public companies, as well as academic institutions are developing oral insulin analogues. One such company is Nobex Corp. We believe these analogues differ from our product, in that insulin is chemically modified, creating a new chemical entity. In May 2002, Nobex entered into a partnership agreement with GlaxoSmithKline (“GSK”) for the development and potential marketing of their product candidate.  In November 2003, Nobex announced that GSK would return the product candidate rights to Nobex, and that GSK would no longer collaborate to develop the candidate. Other alternative insulin delivery systems include Aventis/Pfizer/Nektar’s EXUBERA®. We believe our oral insulin delivery technology is distinguished from other announced technologies as it demonstrates the preservation of both the biological effects of the drug and the integrity of the intestinal membrane.

Oral Heparin Competition

          AstraZeneca PLC has reported European approval for EXANTA™, a pro-drug form of melagatran that is a direct thrombin inhibitor. This product would compete with our oral heparin product candidates. Organon Sanofi-Synthelabo LLC has reported approval of an injectable pentasaccharide product, ARIXTRA®, a synthetic anti-clotting agent which is indicated for the prevention of DVT in patients undergoing surgery for hip fracture, hip replacement or knee replacement and was recently approved for an extended dosing regimen.

          Other technologies use micro-encapsulation to orally deliver heparin.  We believe our oral heparin delivery technology is distinguished from other announced technologies, in that it demonstrates the preservation of the chemical integrity of the drug and the integrity of the intestinal membrane.

Oral Osteoporosis Candidate Competition

          An injectable form of PTH 1-34, a bone anabolic, is manufactured and sold by our partner, Lilly, as FORTEO®. PTH 1-34 is a bone anabolic that decreases bone loss and builds new bone. Unigene Laboratories, Inc. has reported that, in collaboration with GSK, it is developing an oral form of PTH 1-34.  Unigene also reported that it is developing an oral salmon calcitonin. Both candidates are in early stage clinical testing.

          Novartis currently offers a nasal dosage form of sCT, MIACALCIN®.  Other osteoporosis therapies include estrogen replacement therapy, selective estrogen receptor modulators, bisphosphonates and several new biologics that are under development.

Competition Summary

          Although we believe that our oral formulations, if successful, will likely compete with well established injectable versions of the same drugs, we believe that (i) physicians and patients prefer orally delivered forms of products over injectable forms, (ii) oral forms of products enable improved compliance, and (iii) for many programs, the oral form of products enable improved therapeutic regimens. We expect to be the leader in oral drug delivery, because, among other reasons, we believe that our eligen® technology preserves the biological effects of the drug and the integrity of the intestinal membrane.

GOVERNMENT REGULATION

          Our operations and product candidates under development are subject to extensive regulation by the FDA, other governmental authorities in the United States and governmental authorities in other countries.

          The duration of the governmental approval process for marketing new pharmaceutical substances, from the commencement of preclinical testing to receipt of governmental approval for marketing a new product, varies with the nature of the product and with the country in which such approval is sought. For new chemical entities, the approval process could take eight to ten years or more. For reformulations of existing drugs, typically the process is shorter. In either case, the procedures required to obtain governmental approval to market new drug products are costly and time-consuming, requiring rigorous testing of the new drug product. Even after such time and effort, regulatory approval may not be obtained for a product.

          The steps required before a new human pharmaceutical product can be marketed or shipped commercially in the United States include, in part, preclinical testing, the filing of an Investigational New Drug (“IND”), the conduct of clinical trials and the filing with the FDA of either a New Drug Application (“NDA”) for drugs or a Biologic License Application (“BLA”) for biologics.

          In order to conduct the clinical investigations necessary to obtain regulatory approval in the US, an applicant must file an IND with the FDA to permit the shipment and use of the drug for investigational purposes. The IND sets forth, in part, the results of preclinical (laboratory and animal) toxicology testing and the applicant’s initial Phase I plans for clinical (human) testing. Unless notified that testing may not begin, the clinical testing may commence, 30 days after filing an IND.

          Under FDA regulations, the clinical testing program required for marketing approval of a new drug typically involves three clinical phases. In Phase I, safety studies are generally conducted on normal, healthy human volunteers to determine the maximum dosages and side effects associated with increasing doses of the substance being tested. In Phase II, studies are conducted on small groups of patients afflicted with a specific disease to gain preliminary evidence of efficacy and to determine the common short-term side effects and risks associated with the substance being tested. Phase III involves large-scale trials conducted on disease-afflicted patients to provide statistical evidence of efficacy and safety and to provide an adequate basis for product labeling.  Frequent reports are required in each phase and, if unwarranted hazards to patients are found, the FDA may request modification or discontinuance of clinical testing until further studies have been conducted. Phase IV testing is sometimes conducted, either to meet FDA requirements for additional information as a condition of approval, or to gain post-approval market acceptance of the pharmaceutical product.

          Once clinical testing has been completed pursuant to an IND, the applicant files an NDA or BLA with the FDA seeking approval for marketing the drug product. The FDA reviews the NDA or BLA to determine whether the drug is safe and effective, and adequately labeled, and whether the applicant can demonstrate proper and consistent manufacture of the drug. The time required for FDA action on an NDA or BLA varies considerably, depending on the characteristics of the drug, whether the FDA needs more information than is originally provided in the NDA or BLA and whether the FDA has concerns with the evidence submitted.

          The facilities of each company involved in the commercial manufacturing, processing, testing, control and labeling of pharmaceutical products must be registered with and approved by the FDA. Continued registration requires compliance with GMP regulations and the FDA conducts periodic establishment inspections to confirm continued compliance with its regulations. We are subject to various federal, state and local laws, regulations and recommendations relating to such matters as laboratory and manufacturing practices and the use, handling and disposal of hazardous or potentially hazardous substances used in connection with our research and development work. We believe that we are in compliance with these laws and regulations in all material respects.

EMPLOYEES

          As of May 31, 2004, we had 114 employees, 77 of whom are engaged in scientific research and technical functions and 37 of whom are performing information technology, engineering, facilities maintenance and administrative functions.  Of the 114 employees, 30 hold Ph.D. or M.D. degrees. We believe our relations with our employees are good.

LEGAL PROCEEDINGS

          For information concerning the pending litigation between Emisphere and Eli Lilly and Co., see “Risk Factors--We are currently in litigation with one of our collaborative partners, and an adverse determination of our patent infringement claim in that case could limit our future ability to realize on the potential future value of those patents.”

AVAILABLE INFORMATION

          We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission, (the “SEC”), under the Securities Exchange Act of 1934 (the “Exchange Act”).  The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including our company, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

          We also make available free of charge on or through our Internet website(http://www.emisphere.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or Section 16 of the Exchange Act as soon as reasonably practicable after we or the reporting person electronically files such material with, or furnishes it to, the SEC.  Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into the Annual Report or this Form 10-K.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which 200,000 shares have been designated Series A Junior Participating Cumulative Preferred Stock.  As of May 31, 2004, there were 18,412,457 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

          Holders of Common Stock are entitled to one vote for each share held on all matters  submitted to a vote of stockholders, and do not have cumulative voting rights.  Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, and subject to any preferential dividend rights of any then outstanding preferred stock.  Upon our liquidation, dissolution or winding-up, the holders of Common Stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock.  Holders of Common Stock have no preemptive, subscription or conversion rights.  There are no redemption or sinking fund provisions applicable to the Common Stock.  The outstanding shares of Common Stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and non-assessable.

Preferred Stock

          Our board of directors has the authority, subject to certain restrictions, without further stockholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series.  Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Delaware.

          The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.  Such rights may include voting and conversion rights which could adversely affect the holders of the Common Stock.  Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on Common Stock.  Holders of preferred stock would typically be entitled to receive a preference payment.

Stockholder Rights Plan

          Our board of directors has adopted a stockholder rights plan.  The stockholder rights plan was adopted to give the board of directors increased power to negotiate in our best interests and to discourage appropriation of control of our Company at a price that is unfair to our stockholders.  It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in our best interests and the best interests of our Company’s stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty concerning any proposal for our acquisition in good faith.

          The stockholder rights plan involves the distribution of one “right” as a dividend on each outstanding share of our Common Stock to all holders of record on March 16, 1996, and an ongoing distribution of one right with respect to each share of our Common Stock issued subsequently.  Each right shall entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock.  The rights trade in tandem with the Common Stock until, and become exercisable upon, the occurrence of certain triggering events, and the exercise price is based on the estimated long-term value of our Common Stock.  The exercise of these rights becomes economically attractive upon the triggering of certain “flip-in” or “flip-over” rights which work in conjunction with the  stockholder rights plan’s basic  provisions.  The flip-in rights will permit the preferred stock’s holders to purchase shares of Common Stock at a discounted rate, resulting in substantial dilution of an acquiror’s voting and economic interests in our company.  The flip-over element of the stockholder rights plan involves certain mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount.  The stockholder rights plan contains a “permitted offer” exception which allows offers determined by our board of directors to be in our best interests and the best interests of our stockholders to take place free of the diluting effects of the stockholder rights plan’s mechanisms.

          Our board of directors retains the right, at all times prior to acquisition of 20% of our voting Common Stock by an acquiror, to discontinue the stockholder rights plan through the redemption of all rights, or to amend the stockholder rights plan in any respect.

Delaware Law and Certain By-Law Provisions

          Certain provisions of our by-laws are intended to strengthen our board of directors’ position in the event of a hostile takeover attempt.  These by-law provisions have the following effects:

•

they provide that only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as directors, except as may be otherwise provided in the by-laws;

•

they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders; and

•	they establish a procedure for our board of directors to fix the record date whenever stockholder action by written consent is undertaken.

          Furthermore, our Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.  In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

          Our transfer agent and registrar is Mellon Investor Services, whose offices are located at 85 Challenge Road, Ridgeheld Park, New Jersey 07660, and its telephone number is 800-851-9677.

PLAN OF DISTRIBUTION

          We may offer and sell shares of Common Stock:

—	through one or more underwriters or dealers in a public offering and sale by them,

—	directly to investors, or

—	through agents.

          We may sell shares of Common Stock from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

—	at market prices prevailing at the time of sale,

—	at prices related to such prevailing market prices, or

—	at negotiated prices.

          We will describe the method of distribution of the shares of Common Stock in the applicable prospectus supplement.

          Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or purchasers of our Common Stock (as their agents in connection with the sale of shares of Common Stock).  These underwriters, dealers or agents may be considered to be underwriters under the Securities Act.  As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions.  The applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us.

          Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers and agents.

          We may grant underwriters who participate in the distribution of shares of Common Stock an option to purchase additional shares of Common Stock to cover over-allotments, if any, in connection with the distribution.

          Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

          Proskauer Rose LLP, New York, New York, will pass on the validity of the issuance of the shares of Common Stock offered in this prospectus.

EXPERTS

          The financial statements incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, “an independent registered public accounting firm” given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports with the Securities and Exchange Commission on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.  Our SEC filings are also available at the SEC’s website at http://www.sec.gov and at our website at http://www.emisphere.com.

          Our Common Stock is listed on the Nasdaq National Market and we are required to file reports, proxy statements and other information with Nasdaq.  You may read any document we file with Nasdaq at the offices of the Nasdaq Stock Market, Inc. which is located at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

          The SEC allows companies to “incorporate by reference” information filed with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004; and

3.	Our Current Reports on Form 8-K dated January 27, 2004 and February 3, 2004.

          You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at our principal executive offices at the following address:

Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, New York 10591
(914) 347-2220

          You may also request information through our website at http://www.emisphere.com.  The reference to our website does not constitute incorporation by reference of the information contained at the site and you should not consider it part of this prospectus.

          This prospectus is part of a registration statement we have filed with the SEC.  You should rely only on the information or representations provided in this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these shares of Common Stock in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution.

          An estimate (other than the SEC registration fee) of the fees and expenses of issuance and distribution (other than discounts and commissions) of the Common Stock offered hereby (all of which will be paid by us) is as follows:

SEC registration fee	$2,369
Legal fees and expenses	$150,000
Accounting fees and expenses	$50,000
Printing Costs and expenses	$100,000
Total	$302,369

Item 15.          Indemnification of Directors and Officers.

          The General Corporation Law of the State of Delaware (“DGCL”) permits us and our stockholders to limit directors’ exposure to liability for certain breaches of the directors’ fiduciary duty, either in a suit on behalf of us or in an action by our stockholders.

          Our Certificate of Incorporation (the “Charter”) eliminates the liability of directors to stockholders or our Company for monetary damages arising out of the directors’ breach of their fiduciary duty of care.  The Charter also authorizes us to indemnify our directors, officers, incorporators, employees and agents with respect to certain costs, expenses and amounts incurred in connection with an action, suit or proceeding by reason of the fact that such person was serving as our director, officer, incorporator, employee or agent.  In addition, the Charter permits us to provide additional indemnification rights to our officers and directors and to indemnify them to the greatest extent possible under the DGCL.

          We maintain a standard form of officers’ and directors’ liability insurance policy which provides coverage to our officers and directors for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16.          Exhibits.

          The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

Exhibit
Number	Description

5.1	Opinion of Proskauer Rose LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Proskauer Rose LLP (incorporated by reference to Exhibit 5.1)

24.1	Power of Attorney (included in Signature Page)

Item 17.          Undertakings.

          The undersigned Registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of shares of Common Stock offered (if the total dollar value of shares of Common Stock offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the shares of Common Stock offered therein, and the offering of such shares of Common Stock at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the shares of Common Stock being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of Common Stock being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the shares of Common Stock offered therein, and the offering of such shares of Common Stock at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the shares of Common Stock offered therein, and the offering of such shares of Common Stock at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES AND POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Goldberg and Elliot M. Maza, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, State of New York on July 8, 2004.

EMISPHERE TECHNOLOGIES INC

By:	/s/ MICHAEL M. GOLDBERG, M.D.

Michael M. Goldberg, M.D.
Chairman of the Board and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities indicated:

NAME AND SIGNATURE	TITLE	DATE

/s/ MICHAEL M. GOLDBERG, M.D.	Director, Chairman of the Board and Chief Executive Officer (principal executive officer)	July 8, 2004

Michael M. Goldberg, M.D.

/s/ HOWARD M. PACK	Director	July 8, 2004

Howard M. Pack

/s/ ROBERT J. LEVENSON	Director	July 8, 2004

Robert J. Levenson

/s/ ARTHUR DUBROFF	Director	July 8, 2004

Arthur Dubroff

/s/ STEPHEN K. CARTER, M.D	Director	July 8, 2004

.Stephen K. Carter, M.D.

/s/ MICHAEL E. BLACK	Director	July 8, 2004

Michael E. Black

/s/ ELLIOT M. MAZA	Chief Financial Officer (principal financial and accounting officer)	July 8, 2004

Elliot M. Maza, J.D., C.P.A.

INDEX TO EXHIBITS

5.1	Opinion of Proskauer Rose LLP

23.1	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Proskauer Rose LLP (incorporated by reference to Exhibit 5.1)

24.1	Power of Attorney (included in Signature Page)